

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Glenn G. Cohen
Chief Financial Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

> **Re: Kimco Realty Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-10899**

Dear Mr. Cohen:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief